1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2010

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                     No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 26, 2010	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

NOTICE OF 2009 ANNUAL GENERAL MEETING

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2009 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting for the year ended 31 December 2009 (the “AGM”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 8:30 a.m. on Friday, 25 June 2010 at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, Postal Code 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing the following resolutions of the Company:

AS ORDINARY RESOLUTIONS:

1.	To consider and approve the working report of the board of directors of the Company (the “Board”) for the year ended 31 December 2009;

2.	To consider and approve the working report of the supervisory committee of the Company for the year ended 31 December 2009;

3.	To consider and approve the audited financial statements of the Company as at and for the year ended 31 December 2009;

4.	To consider and approve the proposed profit distribution plan of the Company for the year ended 31 December 2009, and to authorize the Board to distribute an aggregate cash dividend of RMB1,229.6 million (tax inclusive), equivalent to RMB0.25 (tax inclusive) per share to the shareholders of the Company;

5.	To consider and approve the remuneration of the directors and supervisors of the Company for the year ending 31 December 2010;

6.	To consider and approve the re-appointment of Grant Thornton and Shine Wing Certified Public Accountants Ltd as the Company’s international and PRC auditors for the year 2010, respectively, until the conclusion of the next annual general meeting, and to determine their remuneration arrangements;

7.	To consider and approve the “Proposal regarding purchase of liability insurance for the directors, supervisors and senior officers of the Company”. The Company proposes to purchase liability insurance for a maximum coverage of US$15,000,000 for the directors, supervisors and senior officers;

NOTICE OF 2009 ANNUAL GENERAL MEETING

AS SPECIAL RESOLUTIONS:

8.	To consider and approve the “Proposal regarding the expansion of the business scope of Yanzhou Coal Mining Company Limited and the amendments to the Articles of Association of the Company”. The business scope of the Company is proposed to include the “sale of coking coal and iron ore; import and export of goods and technology; warehousing; automotive repairs.”

As advised by the PRC legal advisers to the Company, Beijing King & Wood Law Firm, that the implementation of each article of the amended Articles of Association will not contravene laws and regulations such as the Company Law and mandatory provisions relating to the supervisors of listed companies.

The existing Article 12(2) of the Articles of Association:

“The business scope of the company includes: selection and sale of coal (among others, the export of coal should be made through companies with coal export right according to the existing state regulations); transportation of goods through self-owned railway within the mining area; transportation of goods through highway; operation of ports; manufacture, sale, lease and repair of relevant mining equipments; production and sale of other mining materials; sale and lease of electronic equipments and sale of parts; sale of metallic materials, electronic products, construction materials, timber, rubber products and methanol; composition of mining, science and technological services; property development within the mining areas, property leasing and provision of services such as dining and accommodation; production and sale of coal residual stones as construction materials.”

is proposed to be amended as:

“The business scope of the company includes: selection and sale of coal (among others, the export of coal should be made through companies with coal export right according to the existing state regulations); transportation of goods through self-owned railway within the mining area; transportation of goods through highway; operation of ports; manufacture, sale, lease and repair of relevant mining equipments; production and sale of other mining materials; sale and lease of electronic equipments and sale of parts; sale of metallic materials, electronic products, construction materials, timber, rubber products and methanol; composition of mining, science and technological services; property development within the mining areas, property leasing and provision of services such as dining and accommodation; production and sale of coal residual stones as construction materials; sale of coking coal and iron ore; import and export of goods and technology; warehousing; automotive repairs.”

NOTICE OF 2009 ANNUAL GENERAL MEETING

9.	To consider and approve the following resolution:

“THAT:

(a)	the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)	the number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board shall not exceed 20% of the number of H Shares in issue as at the date of this resolution; and

(iii)	the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)	for the purpose of this resolution:

“H Shares” means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, and which are held and traded in Hong Kong dollars;

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of a 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

NOTICE OF 2009 ANNUAL GENERAL MEETING

(c)	contingent on the directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement), to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, and to make such amendments to the Articles of Association as it thinks fit so as to reflect the increase in registered capital of the Company and to reflect the new share capital structure of the Company under the intended allotment and issue of the shares of the Company pursuant to the resolution under paragraph (a) of this resolution.”

10.	To consider and approve the following resolution:

“THAT:

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the Board may exercise the power of the Company to repurchase the issued H shares of the Company on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate nominal value of H Shares of the Company authorised to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of the issued H Shares of the Company as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) above shall be conditional upon:

(i)	the passing of a special resolution with the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at a class meeting for the holders of Domestic Shares of the Company to be held on 25 June 2010 (or on such adjourned date as may be applicable); and the class meeting for the holders of H Shares to be held on 25 June 2010 (or on such adjourned date as may be applicable) for such purpose;

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 30 of the Articles of Association;

NOTICE OF 2009 ANNUAL GENERAL MEETING

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorised to:

(i)	amend the Articles of Association as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H shares of the Company as contemplated in paragraph (a) above; and

(ii)	file the amended Articles of Association with the relevant governmental authorities of the PRC;

(e)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H shares or holders of domestic shares of the Company at their respective class meetings.”

By order of the Board
Yanzhou Coal Mining Company Limited Wang Xin
Chairman

Zoucheng, Shandong, the PRC

23 April 2010

Notes:

1.	Eligibility for attending the annual general meeting

(1)	Holders of the Company’s overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 25 May 2010 are entitled to attend the AGM after completing the registration procedures for attending the AGM.

NOTICE OF 2009 ANNUAL GENERAL MEETING

(2)	Holders of H Shares, who intend to attend the AGM, must deliver the completed reply slips for attending the AGM to the Office of the Secretary of the Board no later than Friday, 4 June 2010.

Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 2 below.

2.	Proxy

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the AGM.

The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (Room No. 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof in order for such documents to be valid.

3.	Closure of register of members

The H share register will be closed from Wednesday, 26 May 2010 to Thursday, 24 June 2010, during which time no transfer of H Shares will be registered. Holders of H Shares who wish to attend the AGM and be qualified for entitlement to the proposed dividends for the year ended 31 December 2009 must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited (Room No. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no later than 4:30 p.m., Tuesday, 25 May 2010.

4.	General Mandate to Repurchase H Shares

The Company proposes to put forward a special resolution at the 2009 Annual General Meeting, 2010 first class meeting of the holders of Domestic Shares and the 2010 first class meeting of the holders of H Shares, respectively, to consider and approve the Company’s proposal regarding the repurchase of H Shares. Please refer to Appendix I for further information.

5.	Explanatory statement

An explanatory statement containing all relevant information relating to the Repurchase Mandate is set out in the Appendix II to this notice. The information in the explanatory statement is to provide the Shareholders with the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to grant to the Board the Repurchase Mandate.

NOTICE OF 2009 ANNUAL GENERAL MEETING

6.	Miscellaneous

(1)	The AGM is expected to last half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(2)	All voting at the AGM will be conducted by a poll.

(3)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

DEFINITIONS

In this notice, unless the context requires otherwise, the following expressions have the following meaning:

“AGM”	the annual general meeting of the Company for the year ended 31 December 2009 to be held at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC on Friday, 25 June 2010 at 8:30 a.m.;

“Articles of Association”	the articles of association of the Company;

“Board”	the board of Directors of the Company;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Company Law”	the Company Law of the PRC;

“Directors”	the directors of the Company;

“Domestic Share(s)”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are subscribed for and fully paid up in Renminbi;

“Domestic Shareholders”	holders of Domestic Shares;

“Domestic Shareholders’ Class Meeting”	the 2010 first class meeting of the Domestic Shareholders to be held at the Company’s conference room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC on 25 June 2010 at 11:00 a.m. to approve the Repurchase Mandate;

“Group”	the Company and its subsidiaries;

“H Share(s)”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“H Shareholders”	holders of H Shares;

DEFINITIONS

“H Shareholders’ Class Meeting”	the 2010 first class meeting of the holders of H Shares to be held at the Company’s Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC at 11:30 a.m. on 25 June 2010 to approve the Repurchase Mandate;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Issue Mandate”	subject to the conditions set out in the proposed resolution approving the Issue Mandate at the AGM, the general mandate given to the Board to exercise the power to issue H Shares up to a maximum of 20% of the H shares in issue as at the date of the passing of the above resolution;

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Mandatory Provisions”	the Mandatory Provisions for the Articles of Association of Companies Seeking a Listing Outside the PRC;

“PRC”	the People’s Republic of China; for the purpose of this notice, excludes Hong Kong, the Macau Special Administrative Region of the PRC and the Taiwan region;

“Repurchase Mandate”	subject to the conditions set out in each of the proposed resolution approving the Repurchase Mandate at the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, the general mandate given to the Board to exercise the power to repurchase H Shares with an aggregate nominal value not exceeding 10% of the aggregate nominal value of H Shares in issue as at the date of the passing of the resolutions;

“RMB”	Renminbi, the lawful currency of the PRC;

“SAFE”	State Administration of Foreign Exchange;

“Shareholder(s)”	the shareholder(s) of the Company;

DEFINITIONS

“Shares”	Domestic Shares and H Shares;

“Takeovers Code”	The Hong Kong Code on Takeovers and Mergers and Share Repurchases;

“Yankuang Group”	, Yankuang Group Corporation Limited, a wholly State-owned corporation and a controlling shareholder of the Company holding approximately 52.86% of the total issued share capital of the Company;

“%”	per cent.

APPENDIX I	INFORMATION ABOUT GENERAL MANDATES

GENERAL MANDATE TO ISSUE H SHARES

To ensure flexibility and discretion for the Board to issue H Shares, the Company will put forward a resolution at the AGM to grant the Issue Mandate to the Board to allot, issue and deal with new H Shares of up to a maximum of 20% of the H Shares in issue as at the date of passing of the resolution.

GENERAL MANDATE TO REPURCHASE H SHARES

As the general repurchase mandate granted to the Board to repurchase H Shares will soon expire at the conclusion of the AGM, the Company will put forward a special resolution at the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, respectively, to grant the Repurchase Mandate to the Board to repurchase H Shares with an aggregate nominal value not exceeding 10% of the aggregate nominal value of H Shares in issue as at the date of passing of the resolutions.

The Company Law (to which the Company is subject) provides that a joint stock limited company incorporated in the PRC may not repurchase its shares unless such repurchase is effected for the purpose of (a) reducing its share capital; (b) in connection with a merger between itself and another entity that holds its shares; (c) granting shares as reward to the staff of the company; or (d) the repurchase is made at the request of its shareholders who disagree with shareholders’ resolutions in connection with merger or division. The Articles of Association provide that, subject to obtaining the approval of the relevant regulatory authorities and compliance with the Articles of Association, share repurchase may be effected by the Company for the purpose of reducing its share capital, as reward to the staff of the Company, in connection with a merger between itself and another entity that holds its shares or in circumstances permitted by law or administrative regulations.

The Listing Rules permit shareholders of a PRC joint stock limited company to grant a general mandate to the board of directors to repurchase H shares of such company that is listed on the Hong Kong Stock Exchange. Such mandate is required to be given by way of a special resolution passed by shareholders in general meeting and special resolutions passed by holders of domestic shares and overseas listed foreign invested shares in separate class meetings.

As the H Shares are traded on the Hong Kong Stock Exchange in Hong Kong dollars and the price payable by the Company upon any repurchase of H Shares will, therefore, be paid in Hong Kong dollars, the approval of SAFE is required.

In accordance with the requirements of article 30 of the Articles of Association applicable to capital reduction, the Company will have to notify its creditors in writing of the passing of such special resolutions for the reduction of the registered capital of the Company within 10 days after the passing of such special resolutions and also by way of publication on three occasions of a press announcement within 30 days after the passing of such special resolutions. Creditors then have a period of up to 30 days after the Company’s written notification or if no such notification has been received, up to 45 days after the first publication of the press announcement to require the Company to repay amounts due to them or to provide guarantees in respect of such amounts.

APPENDIX I	INFORMATION ABOUT GENERAL MANDATES

Accordingly, approval is being sought from the Shareholders for a conditional general mandate to repurchase H Shares in issue. In accordance with the legal and regulatory requirements described above, the Board will put forward the relevant resolutions at the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting. At each of such meeting, a special resolution will be proposed to grant to the Board a conditional general mandate to repurchase H Shares in issue on the Hong Kong Stock Exchange with an aggregate nominal value not exceeding 10% of the aggregate nominal value of the H Shares in issue as at the date of the passing of such resolution.

The Repurchase Mandate will be conditional upon (a) the special resolution for the grant of the Repurchase Mandate being approved at each of the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting; (b) the approvals of the SAFE and/or any other regulatory authorities (if applicable) as required by the laws, rules and regulations of the PRC being obtained; and (c) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure under Article 30 of the Articles of Association as described above. If the Company determines to repay any amount to any of its creditors in circumstances described under condition (c), it expects to do so out of its internal resources. If the conditions are not fulfilled, the Repurchase Mandate will not be exercised by the Board.

The Repurchase Mandate would expire on the earlier of (a) the conclusion of the next annual general meeting of the Company following the passing of the relevant special resolutions at the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting; (b) the expiration of a 12-month period following the passing of the relevant special resolutions at the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting; or (c) the date on which the authority conferred by the relevant special resolutions is revoked or varied by a special resolution of the Shareholders at a general meeting or by H Shareholders or Domestic Shareholders at their respective class meetings.

The H Shares which may be repurchased pursuant to the Repurchase Mandate shall not exceed 10% of the aggregate nominal value of H Shares in issue as at the date of passing of the special resolutions approving the Repurchase Mandate.

Details of the special resolutions to be proposed at the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting in relation to the granting of the Repurchase Mandate to the Board are set out respectively in the notice of the AGM, the notice of the Domestic Shareholders’ Class Meeting and the notice of the H Shareholders’ Class Meeting.

APPENDIX II	EXPLANATORY STATEMENT

This explanatory statement contains all the information required to be given to the Shareholders pursuant to Rule 10.06(1)(b) of the Listing Rules in connection with the proposed Repurchase Mandate, which is set out as follows:

(i)	Listing Rules

The Listing Rules permit companies with a primary listing on the Hong Kong Stock Exchange to purchase their securities subject to certain restrictions. Repurchases must be funded out of funds legally available for the purpose and in accordance with the company’s constitutional documents and the applicable laws of the jurisdiction in which the company is incorporated or otherwise established. Any repurchase must be made out of funds which are legally available for the purpose and in accordance with the laws of PRC and the memorandum of association and bye-laws of the company. Any premium payable on a repurchase over the par value of the shares may be effected out of funds of the company which would otherwise be available for dividend or distribution or out of the company’s share premium account.

(ii)	Reasons for Repurchase of H Shares

The Board believes that the flexibility afforded by the Repurchase Mandate to repurchase H Shares would be beneficial to and in the best interests of the Company and its Shareholders. Such repurchase may, depending on the market conditions and funding arrangement at the time, lead to an enhancement of the net assets value of the Company and/or its earnings per Share and will only be made when the Board believes that such a repurchase will benefit the Company and its Shareholders.

(iii)	Registered Capital

As at the date of this notice, the registered capital of the Company was RMB4,918,400,000 comprising 1,958,400,000 H Shares of RMB1.00 each and 2,960,000,000 Domestic Shares of RMB1.00 each, of which 2,600,000,000 Domestic Shares were held by Yankuang Group and 360,000,000 Domestic Shares were held by other Shareholders.

(iv)	Exercise of the Repurchase Mandate

Subject to the passing of the special resolutions approving the granting of the Repurchase Mandate to the Board at the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting respectively, the Board will be granted the Repurchase Mandate until the end of the Relevant Period (as defined in the special resolutions in the notice of AGM, the notice of class meeting of the holders of Domestic Shares and the notice of class meeting of the holders of H Shares, respectively). The exercise of the Repurchase Mandate is subject to: (1) the approvals of the relevant PRC regulatory authorities as required by the laws, rules and regulations of the PRC being obtained and; (2) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure under article 30 of the Articles of Association.

APPENDIX II	EXPLANATORY STATEMENT

The exercise in full of the Repurchase Mandate (on the basis of 1,958,400,000 H Shares in issue as at the date of this notice and no H Shares will be allotted and issued or repurchased by the Company on or prior to the date of the AGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting) would result in a maximum of 195,840,000 H Shares being repurchased by the Company during the Relevant Period, being the maximum of 10% of the total H Shares in issue as at the date of passing the relevant resolutions.

(v)	Funding of Repurchases

In repurchasing its H Shares, the Company intends to apply funds from the Company’s internal resources (which may include surplus funds and undistributed profits) legally available for such purpose in accordance with the Articles of Association and the applicable laws, rules and regulations of the PRC.

The Company is empowered by its Articles of Association to purchase its H Shares. Any repurchases by the Company may only be made out of either the funds of the Company that would otherwise be available for dividend or distribution or out of the proceeds of a new issue of shares made for such purpose, or from sums standing to the credit of the share premium account of the Company. The Company may not purchase securities on the Hong Kong Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Hong Kong Stock Exchange from time to time.

Based on the financial position disclosed in the recently published audited accounts for the year ended 31 December 2009, the Board considers that there will not be any material adverse impact on the working capital or gearing position of the Company in the event that the Repurchase Mandate is to be exercised in full at any time during the proposed repurchase period. The number of H Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Board at the relevant time having regard to the circumstances then prevailing and in the best interests of the Company.

(vi)	Status of Repurchased H Shares

The Listing Rules provide that the listing of all the H Shares repurchased by the Company shall automatically be cancelled and the relevant share certificates shall be cancelled and destroyed. Under PRC laws, the H Shares repurchased by the Company will be cancelled within 10 days and the Company’s registered capital will be reduced by an amount equivalent to the aggregate nominal value of the H Shares so cancelled.

APPENDIX II	EXPLANATORY STATEMENT

(vii)	H Shares Prices

The highest and lowest prices at which the H Shares have been traded on the Hong Kong Stock Exchange during each of the twelve months preceding the date of this notice were as follows:

	H Share prices
	Highest	Lowest
	HK$	HK$
2009
April	8.20	5.55
May	10.02	7.65
June	11.70	9.23
July	12.38	9.20
August	13.00	10.88
September	12.48	10.60
October	12.80	10.48
November	16.00	11.80
December	17.32	15.22

2010
January	20.75	15.00
February	16.68	14.48
March	18.98	16.20
April (up to 20 April)	19.80	18.14

(viii)	Substantial Shareholders

As at the date of this notice, the interests of substantial shareholders of the Company, as defined under the Listing Rules, were as follows:

Name	Class of shares	Capacity	Nature of interests	Number of ordinary shares held in the Company	Percentage of total issued share capital of the Company
Yankuang Group	Domestic Shares (state legal person share)	Beneficial Owner	Corporate	2,600,000,000	52.86%

APPENDIX II	EXPLANATORY STATEMENT

(ix)	General Information

(a)	None of the Directors, to the best of their knowledge having made all reasonable enquiries, nor any of their associates, have any present intention to sell any Shares to the Company or any of its subsidiaries under the Repurchase Mandate if such is approved by the Shareholders.

(b)	The Directors have undertaken to the Hong Kong Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to repurchase the H Shares pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the PRC.

(c)	No connected person (as defined in the Listing Rules) of the Company has notified the Company that he has a present intention to sell H Shares to the Company or its subsidiaries, or has undertaken not to do so, if the Repurchase Mandate is granted and is exercised.

(x)	Takeovers Code

If on the exercise of the power to repurchase H Shares pursuant to the Repurchase Mandate, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

Assuming that the substantial shareholders do not dispose of its Shares, if the Repurchase Mandate was exercised in full, the percentage shareholdings of the substantial shareholders before and after such repurchase would be as follows:

Substantial Shareholders	Before repurchase	After repurchase

Yankuang Group	52.86%	55.05%

On the basis of the shareholdings held by the substantial shareholders named above, an exercise of the Repurchase Mandate in full will not have any implications for the substantial shareholders under the Takeovers Code.

Assuming that there is no issue of Shares between the date of this notice and the date of a repurchase, an exercise of the Repurchase Mandate whether in whole or in part will not result in less than the relevant prescribed minimum percentage of the Shares of the Company being held by the public as required by the Hong Kong Stock Exchange. The Directors have no intention to exercise the Repurchase Mandate to an extent which may result in the requirements under Rule 8.08 of the Listing Rules not being complied with.

APPENDIX II	EXPLANATORY STATEMENT

The Directors are not aware of any consequences that may arise under the Takeovers Code and/or any similar applicable law of which the Directors are aware, if any, as a result of any repurchases made under the Repurchase Mandate.

(xi)	Share Repurchases Made by the Company

The Company had not repurchased any of its H Shares (whether on the Hong Kong Stock Exchange or otherwise) during the six months period preceding the date of this notice.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310